

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 3, 2016

Via E-mail
Chris Scott
Chief Financial Officer and Secretary
Iradimed Corporation
1025 Willa Springs Drive
Winter Springs, Florida 32708

      Re: Iradimed Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Filed March 10, 2016
                File No. 001-36534

Dear Mr. Scott:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Brian Cascio

                             Brian Cascio
                             Accounting Branch Chief
                             Office of Electronics and Machinery